Exhibit 99.1

PARAMOUNT RESOURCES LTD.
Calgary, Alberta

June 27, 2005

NEWS RELEASE:	PARAMOUNT RESOURCES LTD. INCREASES CAPITAL EXPENDITURE PROGRAM BY $50 MILLION AND ANNOUNCES FLOW-THROUGH SHARE OFFERING

Paramount Resources Ltd. announces that it has increased its 2005 capital expenditure program by $50 million in order to accelerate the development of opportunities identified in its Kaybob West area.

Paramount intends to issue, on an underwritten private placement basis, 1,900,000 common shares on a “flow-through” basis at $21.25 per share for gross proceeds of $40.375 million. Paramount has entered into an agreement with a syndicate of Canadian underwriters led by FirstEnergy Capital Corp. and including Canaccord Capital Corporation, Sprott Securities Inc., First Associates Investments Inc., and Peters & Co. Limited for the sale of the flow-through shares. A minimum of 950,000 of the total offering of flow-through shares are anticipated to be sold to directors, management and employees of Paramount.

The proceeds from the offering will be used to fund ongoing exploration activities. The completion of the offering is subject to Paramount receiving all necessary regulatory approvals. Closing of the offering is expected to occur on or about July 14, 2005.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful. The shares of Paramount being offered will not be and have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and many not be offered or sold within the United States except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol “POU”.

For further information, please contact:

Paramount Resources Ltd.
          C.H. (Clay) Riddell, Chairman and Chief Executive Officer
          J.H.T. (Jim) Riddell, President and Chief Operating Officer
          B.K. (Bernie) Lee, Chief Financial Officer
          Phone: (403) 290-3600
          Fax: (403) 262-7994